

Tom Bancroft · 3rd

Chief Executive Officer at Pencilish Animation Studios

Franklin, Tennessee, United States · 500+ connections ·

Contact info

Pencilish Animation



California Institute o Arts

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At work at the traditional animation desk in my studio

WORK EXPERIENCE

Art Director/ Character Concept designer - April 2015- Present
Dearly Designed, Inc.- www.DearlyDesigned.com
Memphis, TN

- Working with a small team of writers and marketers for a new girl's children's property in development for an investment group.
- Providing story, character design, and art direction
- Building a team of additional artists to illustrate the children's book series
- Art direction and concept art for the VR element of the book series which will include CG animation elements that will be interactive for kids.
- Providing art direction and concept art for the game app elements of the property.

Character Art Director- May 2011- April 2016
Christian Broadcasting Network- www.cbn.com
Burbank, CA.

- Head of Character Design for three seasons (13 episodes per season) the "Superbook" CG animated TV series that has aired on ABC Family, CBN, and worldwide in syndication.
- Created hundreds of character designs of main and minor characters for each episode.
- Reviewed 3D character models (based on my character designs) from the animation studio in China, providing them with redline draw over instructions and written notes for every one of the hundreds of character designs and some props.
- Provided animation direction for multiple sequences to the Chinese animation studio.
- Storyboarded many special sequences in episodes and for the opening credits animation.
- Created some special, unique prop designs as needed.
- Worked with the marketing department of CBN to design cover concepts for the second season of Superbook DVDs.
- Reviewed and noted designs of freelance character designers.

Co-Art Director- March 2009- May 2011
Age of Learning, Inc - www.ABCMouse.com
Burbank, CA.

- Along with co-art director Rob Corley, I was asked to join the fledgling online preschool education website ABCMOUSE.COM to create characters, themes, games, illustrations and UI so it could launch.
- Created most all of the main character's character designs (including the final version of the company mascot, ABCMouse), landing page illustrations and characters, and layouts for many of the main pages still in use on the site today.
- Created the logo animation for the corporate logo that is used on all products and in nationwide commercials to this day
- Art directed a team of artists and Flash animators, in both California and Florida, on

Tom Bancroft CV

Tom

Experience

Chief Executive Officer

Pencilish Animation Studios · Full-time

Dec 2020 – Present · 1 mo

Franklin, Tennessee, United States

Pencilish Animation Studios is a virtual studio that will create original IP with the goal of creating a library of properties to create merchandising and licensing opportunities. www.pencilish.com

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Artist in Residence

Lipscomb University · Part-time

Sep 2014 – Present · 6 yrs 4 mos

Greater Nashville Area, TN

I am the Head of the Animation undergraduate program. I created a new animation and interactive media program for Lipscomb University and am teaching classes in 2d Animation, Storyboarding, character design and more.

Independent Character designer/Director / Speaker/ Author

Self Employed Illustrator and Art Director

May 2011 – Dec 2020 · 9 yrs 8 mos

Franklin, TN

I am currently developing animation properties for multiple studios and clients as well as some of my own. I have been a guest artist speaker for EA Entertainment (video games), Fluik Studios (App Games), and multiple art schools including SCAD and Ringling. Additionally, my two instructional books on character design, "Creating Characters with Personality" ...see mor

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National Cartoonist Society member

Southeast Chapter NCS

1999 – Dec 2020 · 21 yrs

President

Doug the Pug Productions

Nov 2016 – Oct 2020 · 4 yrs

Greater Nashville Area, TN

We are creating an animated TV series, publishing and other merchandising opportunities around the internet celebrity Doug The Pug.

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Education

California Institute of the Arts



Lettered, Character Animation
1987 – 1988

Character Animation Program, Instructed by Chris Buck, Joe Ranft, Rob Minkoff, Mike Giamo, and many other Disney artists/animators.



